Exhibit 1.07

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Fourth Quarter 2010 Operating Cash Flow Up 65

Percent from Fourth Quarter 2009

Company Ends Fiscal Year 2010 with Non-GAAP Cash and Cash Equivalents of

Approximately $112 million

HONG KONG, ATLANTA, April 21, 2011 — CDC Corporation (NASDAQ: CHINA), a leading China-based value-added operator of, and growth investor in, hybrid (SaaS/On-Premise) enterprise software, IT Services, and New Media assets, today announced financial results for the quarter ended December 31, 2010. For the fourth quarter of 2010, operating cash flow increased 65 percent to $8.9 million, compared to $5.4 million in the fourth quarter of 2009. In addition, CDC Corporation ended fiscal year 2010 with Non-GAAP cash and cash equivalents(a) of approximately $111.8 million.

For the fourth quarter of 2010, CDC Corporation reported Non-GAAP revenue(a) of $83.9 million and Adjusted EBITDA(a) of $6.5 million, compared to Non-GAAP revenue of $83.6 million and Adjusted EBITDA of $12.8 million for the fourth quarter of 2009.

For the year ended December 31, 2010, Non-GAAP revenue was $322.5 million and Adjusted EBITDA was $31.0 million, compared to Non-GAAP revenue of $320.8 million and Adjusted EBITDA of $41.5 million for the full year in 2009. In the fourth quarter of 2010, the company recorded non-cash restructuring charges of approximately $17.5 million related to goodwill impairment, litigation and other restructuring related expenses. Excluding certain non-cash, restructuring and other charges of $51.3 million, as depicted herein, CDC Corp reported $31.0 million of adjusted EDITDA for the 2010.

“We are very pleased with our strong operating cash flow which increased 65 percent in the fourth quarter of 2010, compared to the prior year period,” said Peter Yip, CEO of CDC Corporation. “With the many forward-thinking strategies we have in place, we believe we are well positioned for long-term growth and improved shareholder returns. For instance, CDC

Software’s cash flow from continuing operations rose 99 percent in the fourth quarter of 2010, compared to the fourth quarter of 2009. CDC Software also reported strong growth in its Cloud segment in the fourth quarter 2010. Also, our focus on profitability and growth at CDC Games has paid off. CDC Games reported a 40 percent Adjusted EBITDA margin in the fourth quarter of 2010 compared to a 7 percent Adjusted EBITDA margin in the fourth quarter of 2009, and an impressive 480 percent increase in Adjusted EBITDA in the fourth quarter of 2010, compared to the fourth quarter of 2009. Our strategy on controlling expenses in such a competitive games market has clearly been effective. CDC Global Services has also continued to invest significantly in its offshore development business in China which it believes is a market that will experience rapid growth in the next few years. Further validating our value-added investment approach, China.com has invested in a China-based private equity fund whose audited results as of December 31, 2010, indicates that it has achieved a return multiple of approximately 4 times(c). This investment is accounted for under the cost basis of accounting, therefore, the return is not reflected fully in our financial statements. As a result of this superior performance, we are planning more co-investments with this PE Fund and potential partnerships with its investees in China.”

Below is a summary of the financial results of CDC Corporation’s core portfolio of assets.

CDC Software (NASDAQ:CDCS)

On a standalone basis, CDC Software had the following results for the three months ended December 31, 2009 and 2010:

	Q4 2009	Q4 2010
Non-GAAP revenue	$55.0 million	$57.6 million
Adjusted EBITDA	$14.1 million	$9.0 million
Adjusted EBITDA Margin	26%	16%

Operating cash flow in the fourth quarter of 2010 was $13.3 million, and GAAP cash and cash equivalents were $44.7 million as of December 31, 2010.

Application sales increased 22 percent to $14.6 million in the fourth quarter of 2010, compared to $12.0 million in the fourth quarter of 2009. Application sales are comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured during the quarter. The strong growth in application sales was primarily due to significant growth in the company’s cloud segment, especially within its CDC gomembers product line, and the inclusion of CDC TradeBeam. Fourth quarter 2010 Total Contracted Backlog (TCB) was $136.5 million, compared to $104.4 million in the fourth quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing on-premise contracts over the previous 12 months.

“Overall, we are pleased with our top line growth at CDC Software that included a 22 percent growth in application sales and a 99 percent increase in cash flow from operations in the fourth quarter 2010, over the fourth quarter of 2009,” said Bruce Cameron, president of CDC Software. “Our CDC TradeBeam and CDC gomembers cloud products reported strong sales growth during the fourth quarter of 2010. The fourth quarter of 2010 was also highlighted by numerous new logo sales and we have been seeing positive results from the company’s focus on sales in emerging regions, with strong sales growth in Latin America, China and India.

“We believe the market for our cloud solutions will experience significant growth over the next few years. Looking ahead, based upon current financial projections and estimates, we expect record Non-GAAP revenue and total SaaS secured bookings to be approximately $6.7 million in the first quarter of 2011; the highest level since the company started its cloud business in the fourth quarter of 2009.”

For more information regarding the financial performance of CDC Software during the fourth quarter of 2010, please see CDC Software’s fourth quarter 2010 earnings press release located at the company’s website: www.cdcsoftware.com.

CDC Global Services

On a standalone basis, CDC Global Services had the following results for the three months ended December 31, 2009 and 2010:

	Q4 2009	Q4 2010
GAAP Revenue:	$17.6 million	$14.6 million
Adjusted EBITDA:	$(0.1) million	$(1.4) million
Adjusted EBITDA Margin:	0%	(9)%

Some highlights in the CDC Global Services business during the fourth quarter of 2010 include:

•

The company completed the construction of its Nanjing Global Delivery Center (GDC) in December. This GDC is expected to serve CDC Global Services’ international clients with offshore software development work.

•	Another GDC is being planned in the city of Nanhai where CDC Global Services has been chosen as the solution provider to run Nanhai’s Cloud Computing Center.

•	CDC Global Services’ Technical Services Practice of the China Division has been asked to further expand the SAP consulting team assigned to work on the National Grid project.

•

The company’s North America Division has successfully restructured and streamlined three of its consulting operations in the cities of Chicago, Portland and Philadelphia to report to one management team for improved operational efficiency.

•	The Australia Division has further expanded its Information Security consulting and audit practice. Three leading Australian banks have engaged CDC Global Services to provide PCI Compliance services.

•	Appointment of Derik Reynecke as Chief Financial Officer of CDC Global Services. Reynecke brings extensive M&A, capital markets, public accounting and financial expertise to the business.

•	Appointment of Tek-Min Gan as Vice President of Operations, who will be responsible for managing CDC Global Services’ offshore development center business.

CDC Global Services has been expanding its operations and leveraging its influence in the China market. Most notably, it recently signed a memorandum of understanding with the China Merchant Group Zhangzhou Economic and Technology Development Zone to invest in the setup of a center in Zhangzhou to develop IT solutions supporting the food processing industry in China.

As part of this partnership, CDC Global Services and the Zhangzhou government also plan to host an international IT Food application seminar in Zhangzhou in the second quarter of 2011. This seminar will feature thought leadership sessions in IT food manufacturing solutions, food safety and other industry trends for multinational companies in China, local businesses, academic and government officials and international customers seeking to expand into the China market. This event marks the launch of CDC Global Services “Silk Road” business consulting services. This service offering is named after the network of trade routes used by early century travelers and traders to connect the Asian continent with Europe and parts of Africa. This collection of “Silk Road” services is planned to help customers facilitate and streamline access into China, as well as effectively operate in this fast growing market.

“We have been making steady progress in expanding the services provided by the Global Delivery Centers that we have established in China and India,” said CK Wong, CEO of CDC Global Services. “As result, our profitability has been temporarily impacted by our investments in our GDC and increase in management staff for our offshore development center business. Last year was one of transition and now we are focused as a China-centric outsourcing and consulting company with market presence largely in the U.S. and Australia. We also are focusing on our higher margin business and we expect to see better traction and improvement in 2011. We believe we are laying a solid foundation to fully exploit the significant future revenue opportunities in our GDC offerings. CDC Global Services also has plans to manage new cloud computing centers in China and to connect them with the Nanhai, Foshan Computing Center.”

“We have also been laying the ground work for opening up opportunities in China for CDC Global Services and other CDC Corporation businesses,” Wong added. “Several of CDC Corporation’s businesses have deep connections and core operations within China, as well as its management team and Board of Directors share many key relationships within China. As a result, we are executing a strategy called “Silk Road” to become a partner of choice for investors and companies seeking to do business or expand operations there. Finally, we believe the addition of Reynecke and Gan to our senior management team is very timely, and they will help us increase revenue opportunities and improve profitability throughout CDC Global Services’ business.”

New Media (includes CDC Games and China.com)

On a standalone basis, CDC Games had the following results for the three months ended December 31, 2009 and 2010:

	Q4 2009	Q4 2010
GAAP Revenue:	$7.0 million	$7.3 million
Adjusted EBITDA:	$0.5 million	$2.9 million
Adjusted EBITDA Margin:	7%	40%

GAAP revenue for CDC Games during the fourth quarter of 2010 increased to $7.3 million, compared to $7.0 million in the fourth quarter of 2009. Adjusted EBITDA for the fourth quarter of 2010 increased 480 percent to $2.9 million, compared to Adjusted EBITDA of $0.5 million in the fourth quarter of 2009, primarily due to the implementation of cost-cutting measures and streamlining of operations. Adjusted EBITDA margin was 40 percent in the fourth quarter of 2010, compared to Adjusted EBITDA margin of 7 percent in the fourth quarter of 2009.

Recently, CDC Games extended its contract with Mgame to continue operating Yulgang for two additional years. Yulgang, its flagship game, has continued to report strong metrics, and reported a 27 percent increase in revenue for the fourth quarter of 2010, compared to the third quarter of 2010. For 2011, CDC Games expects to commercially launch the previously announced domestic game called Mythical Legend, with plans to launch another game this year, as well.

CDC Games has been experiencing continued delays with The Lord of the Rings Online (LOTRO), a massively multiplayer online role playing game (MMORPG) based on the literary works of J.R.R. Tolkien. LOTRO is developed by North American-based Turbine, Inc., a subsidiary of Warner Bros. Home Entertainment Group. CDC Games continues to work with Turbine/Warner Bros. with respect to the terms of our agreement with Turbine and to come to terms on making this free-to-play version ready for success in the market.

“We are pleased with the significant improvement in our profitability that will allow us to invest in new games,” said Simon Wong, CEO of CDC Games. “We are excited with the renewal of our contract with Mgame and expect that Yulgang will continue to generate strong revenue metrics, especially with a major new update of the game expected later this year. Since the China games market is increasingly becoming more competitive, we want to ensure LOTRO’s launch runs smoothly and is best positioned for success. As a result, we are continuing to work with Turbine to launch this game when it is ready.”

On a standalone basis, China.com had the following results for the three months ended December 31, 2009 and 2010:

	Q4 2009	Q4 2010
GAAP Revenue:	$4.1 million	$4.4 million
Adjusted EBITDA:	$0.8 million	$0.4 million
Adjusted EBITDA Margin:	20%	10%

GAAP revenue for the fourth quarter of 2010 was $4.4 million, compared to $4.1 million in the fourth quarter of 2009. China.com reported Adjusted EBITDA of approximately $0.4 million in the fourth quarter of 2010, compared to Adjusted EBITDA of approximately $0.8 million in the fourth quarter of 2009.

During the fourth quarter of 2010, China.com’s Portal business continued to expand its automobile and web games channels, and added some major global brand clients including some of the world’s largest car manufacturers. China.com’s TTG business also improved its revenue and profitability, and organized three major events in the fourth quarter of 2010.

As previously announced, China.com, Inc.’s investment in a Beijing-based private equity fund from which it has received approximately $3.0 million in distributions since 2009, has produced significant returns.

Minority Interest Investments

CDC Corporation’s other investment strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets.

Below is a brief snapshot of one of CDC Corporation’s minority-interest investments:

•

Menue (formerly Bbmf) is one of the largest independent operators of 3G comics in Japan. CDC Corporation holds a 20 percent equity interest in this company. The company also recently launched operations in the U.S. For the first quarter of 2011,

Menue reported over 92 million free and paid comic book downloads, of which 30 percent was paid subscribers, across the company’s comic services on feature phones and smart phones, a 15 percent increase from 80 million downloads from the first quarter of 2010. Menue launched its Android comic service in February and has seen 400 percent month over month growth in free and paid comic book downloads from February 2011 to March 2011.

Update on Evolution Capital Management

In February 2011, CDC Corporation sought permission to file a Restated Second Amended Complaint against Evolution Capital Management and its affiliates. CDC’s new proposed Complaint seeks to add various Evolution directors as defendants and provides additional insight into the facts supporting CDC’s claims. The proposed Complaint also increases the amount of damages CDC is seeking to at least $795 million, which includes $295 million in compensatory damages and $500 million in punitive damages.

In March 2011, Evolution and its affiliates withdrew their pending Motion to Amend their Complaint, which had sought to add CDC Software International, CDC Software Corporation and CDC Delaware Corporation as defendants.

CDC plans to file a Motion for Summary Judgment in the Evolution CDC SPV Ltd v. CDC Corporation litigation on April 21, 2011, arguing that discovery in the matter has revealed no disputed issues of material fact and that CDC is therefore entitled to immediate judgment in its favor.

Share Buyback

During 2010 and 2011, CDC Corporation purchased a total of 1.3 million of its shares at an average price of $4.91 per share.

Concluding Remarks

“In the fourth quarter of 2010, many of our businesses continued to make significant investments in their operations to position for growth in rapidly growing markets,” Mr. Yip concluded. “This has impacted profitability in the short term, but we believe we are well positioned for future growth and to deliver maximum value to shareholders. We believe the number of strategic initiatives and investments we have made in the China market will allow us to operate as a value-added investor and operator, co-investing with and operating jointly with trading and long term strategic and private equity partners inside and outside of China. We believe that our strategies also will allow us to continue to focus on our core competency in vertical industries such as food/life science, manufacturing, financial services, global supply chain, and interactive games/mobile/new media. Our recent partnership with the China Merchant Group, and the related upcoming Food Conference, are just recent examples of how we have been advancing our Silk Road strategy to position CDC Global Services and our other businesses for growth.

“We have taken the prudent approach to cleaning up our balance sheet in accordance to U.S. GAAP rules by recording various non-cash Non-GAAP write downs and impairments for the year ended December 31, 2010. Finally, we do not believe CDC’s current market valuation is reflective of the company’s actual core asset value, and as such, we plan to recommend to our Board that the company continues to buy CDC Corporation shares when and if trading windows are opened.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors on April 21, 2011 at 8:30AM EDT.

USA-based Toll Free Number: +1 866 903-3296

International: +1 706 643-6263

Passcode: #:47911441

Call Leader: Monish Bahl

Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the CDC Corporation website at www.cdccorporation.net. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until May 5, 2011. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 47911441

Footnotes:

All dollar amounts are in U.S. dollars

*

CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measure of operating performance.

(a)	Adjusted Financial Measures

This press release includes Adjusted EBITDA, Non-GAAP revenue, Non-GAAP cash and cash equivalents, and Adjusted EBITDA margin, which are not prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, cash and cash equivalents and other measures prepared under GAAP. These Non-GAAP Financial measures may also be different from Non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b)	Revised Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009. Amounts presented herein for 2010 are unaudited and may change in connection with the audit of the company’s financial statements for the year ended December 31, 2010.

(c)

The management, operation, policy and conduct of the PE Fund is vested exclusively in its general partners. China.com is a limited partner in the PE Fund and has accounted for its investment in the PE Fund at cost less any impairments, because the range of reasonable fair value estimates is so significant that the directors of China.com are of the opinion that their fair value cannot be measured reliably. China.com’s remaining commitment in the PE Fund is approximately (USD)$2.0 million. The timing of any capital contributions is generally on an “as needed” basis. The term of the PE Fund is seven years ending in 2014 unless terminated earlier pursuant to the partnership agreement.

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The third strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This third strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our position for long-term growth, our expectations with respect to revenue amounts from CDC Software’s cloud business for any future period, our beliefs regarding the offshore development business in China and the growth potential thereof, our beliefs and expectations for returns on China.com’s investment in the Beijing-based private equity fund, our plans with respect to additional co-investments with the PE Fund and potential partnerships with its investees, our beliefs regarding potential growth in the cloud market over the next few years, our expectations with respect to Non-GAAP revenue and total SaaS secured bookings in the first quarter of 2011, our expectations regarding the Nanjing Global Delivery Center, our plans with respect to a Global Delivery Center in Nanhai, our expectations regarding the Zhangzhou food conference in the second quarter of 2011, our beliefs regarding our foundation to exploit future revenue opportunities at CDC Global Services, our plans to manage new cloud computing centers in China, our beliefs regarding new members of management at CDC Global Services, our expectations with respect to the commercial launch of Mythical Legends and LOTRO at CDC Games, our expectations regarding our continued partnership with Turbine, Inc., our expectations regarding future metrics for Yulgang, our expectations regarding our new proposed complaint in our litigation with Evolution, as well as our plans to file a motion for summary judgment in that matter, our beliefs regarding our significant investments in our businesses’ operations and the impact thereof, our beliefs regarding our strategic investments and initiatives, and our strategies, and the potential impact and benefit thereof, our beliefs regarding the creation of shareholder value, our beliefs regarding the value of our core assets, our plans with respect to the repurchase of additional shares, beliefs and expectations about any potential investments or transactions that we may undertake, our beliefs regarding any future revenue or business growth, recurring revenues, and other metrics, our expectations regarding any future or planned game testing or launches, including LOTRO, our beliefs regarding the value of our shares and our sum of parts valuation approach, our beliefs about our plans and strategies and factors that may affect them, our beliefs regarding any amounts, projections of performance and other matters relating to any future period, our goals with respect to levels of recurring revenue, our plans relating to joint ventures or other partnerships, our expectations regarding future expansion in China, our Silk Road initiative and the potential benefits to us, our customers and shareholders, our beliefs regarding the utility of the Non-GAAP and pro forma financial information provided herein, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the risk of significant liability and losses from any litigation matters or other disputes in which we or any of our subsidiaries may be involved, including the litigation between Sunshine Mills, Inc. and Ross Systems and the litigation between Evolution Capital Management and CDC Corporation; (c) risks related to the potential impact of any litigation matters, including the Sunshine Mills or Evolution matters, on our business, operations and financial condition and those of our subsidiaries; (d) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (e) the effects of restructurings and rationalization of operations in our companies; (f) the ability to address technological changes and developments including the development and enhancement of products; (g) the ability to develop and market successful products and services; (h) the entry of new competitors and their technological advances; (i) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (k) the dependence on customer satisfaction with the company’s games, software products and services; (l) continued commitment to the deployment of the products, including enterprise software solutions; (m) risks involved in developing software solutions and integrating them with third-party software and services; (n) the continued ability of the company’s products and services to address client-specific requirements; (o) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (p) risks associated with our convertible debt; (q) the outcome of any litigation in which we are a party; and (r) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.

CDC Corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

Table 1

	December 31, 2009 (b)	December 31, 2010
	Audited	Unaudited
ASSETS
Current assets:
Cash	$115,290	$99,429
Restricted cash	790	140
Accounts receivable (net of allowance of $8,839 and $6,302 at December 31, 2009 and 2010, respectively)	58,883	54,044
Investments	2,418	985
Deferred tax assets	5,387	5,679
Prepayments and other current assets	13,276	15,170

Total current assets	196,044	175,447

Property and equipment, net	13,500	9,808
Goodwill	177,858	191,341
Intangible assets, net	94,859	78,163
Investments	12,863	11,943
Equity investments	11,360	10,695
Deferred tax assets	35,983	30,092
Other assets	4,220	6,968

Total assets	$546,687	$514,457

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,513	$23,367
Purchase consideration payables	2,457	34
Income tax payable	2,867	3,440
Accrued liabilities	37,382	43,055
Restructuring accruals	2,061	1,605
Short-term loans	12,539	15,078
Convertible notes	52,320	58,195
Deferred revenue	59,975	59,271
Deferred tax liabilities	1,797	1,427

Total current liabilities	193,911	205,472

Deferred tax liabilities	23,985	20,677
Long-term debt	—	238
Purchase consideration payables	810	1,563
Other liabilities	14,584	14,695

Total liabilities	233,290	242,645

Shareholders’ equity:
Preferred shares, $0.003 par value; 1,666,667 shares authorized, no shares issued	—	—
Class A common shares, $0.00075 par value; 266,666,667 shares authorized; 39,492,990 and 39,616,132 shares issued as of December 31, 2009 and 2010, respectively; 35,253,982 and 35,140,879 shares outstanding as of December 31, 2009 and 2010, respectively	28	28
Additional paid-in capital	740,981	747,978
Common stock held in treasury; 4,239,008 and 4,475,253 shares at December 31, 2009 and 2010, respectively	(58,091)	(59,445)
Accumulated deficit	(427,169)	(467,769)
Accumulated other comprehensive income	18,796	22,211

Total shareholders’ equity	274,545	243,003

Noncontrolling interest	38,852	28,809

Total equity	313,397	271,812

Total liabilities and shareholders’ equity	$546,687	$514,457

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 2

	Three months ended
	September 30, 2010	December 31, 2010
REVENUE:
CDC Software	$53,007	$56,750
CDC Global Services	15,870	14,639
CDC Games	6,384	7,251
China.com	3,095	4,441

Total revenue	78,356	83,081

COST OF REVENUE:
CDC Software	23,517	25,438
CDC Global Services	13,224	12,422
CDC Games	4,976	4,726
China.com	1,342	1,918

Total cost of revenue	43,059	44,504

Gross profit	35,297	38,577
Gross margin %	45%	46%

OPERATING EXPENSES:
Sales and marketing expenses	12,172	14,027
Research and development expenses	6,868	7,257
General and administrative expenses	18,277	18,377
Exchange gain	(1,139)	(543)
Amortization expenses	2,195	2,090
Restructuring and other charges	(18)	17,515

Total operating expenses	38,355	58,723

Operating loss	(3,058)	(20,146)
Operating margin %	-4%	-24%

Other loss, net	(1,526)	(2,534)

Loss before income taxes	(4,584)	(22,680)
Income tax expense	(1,409)	(659)

Net loss	(5,993)	(23,339)
Net (income) loss attributable to noncontrolling interest	(107)	309

Net loss attributable to controlling interest	$(6,100)	$(23,030)

Basic and diluted loss per share from operations attributable to controlling interest (1)	$(0.18)	$(0.65)

Basic and diluted loss per share attributable to controlling interest (1)	$(0.18)	$(0.65)

Weighted average number of common shares outstanding - basic	35,162,009	35,207,424

Weighted average number of common shares outstanding - diluted	35,162,009	35,207,424

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Computation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 3

	Three months ended December 31,
	2009	2010
REVENUE:
CDC Software	$54,326	$56,750
CDC Global Services	17,568	14,639
CDC Games	7,011	7,251
China.com	4,068	4,441

Total revenue	82,973	83,081

COST OF REVENUE:
CDC Software	23,857	25,438
CDC Global Services	14,137	12,422
CDC Games	8,939	4,726
China.com	1,397	1,918

Total cost of revenue	48,330	44,504

Gross profit	34,643	38,577
Gross margin %	42%	46%

OPERATING EXPENSES:
Sales and marketing expenses	12,221	14,027
Research and development expenses	5,311	7,257
General and administrative expenses	17,295	18,377
Exchange gain	(1,395)	(543)
Amortization expenses	2,033	2,090
Restructuring and other charges	2,178	17,515

Total operating expenses	37,643	58,723

Operating loss	(3,000)	(20,146)
Operating margin %	-4%	-24%

Other income (loss), net	3,334	(2,534)

Loss before income taxes	334	(22,680)
Income tax expense	(4,331)	(659)

Net loss	(3,997)	(23,339)
Net income (loss) attributable to noncontrolling interest	(680)	309

Net loss attributable to controlling interest	$(4,677)	$(23,030)

Basic and diluted loss per share from continuing operations attributable to controlling interest (1)	$(0.14)	$(0.65)

Basic and diluted loss per share attributable to controlling interest (1)	$(0.13)	$(0.65)

Weighted average number of common shares outstanding - basic	35,350,423	35,207,424

Weighted average number of common shares outstanding - diluted	36,106,591	35,207,424

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Computation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 4

	Twelve months ended December 31,
	2009	2010
REVENUE:
CDC Software	$203,899	$212,876
CDC Global Services	75,149	62,717
CDC Games	28,890	28,714
China.com	12,180	13,532

Total revenue	320,118	317,839

COST OF REVENUE:
CDC Software	93,183	96,535
CDC Global Services	62,294	51,574
CDC Games	24,431	20,520
China.com	5,077	6,307

Total cost of revenue	184,985	174,936

Gross profit	135,133	142,903
Gross margin %	42%	45%

OPERATING EXPENSES:
Sales and marketing expenses	46,380	51,763
Research and development expenses	18,019	27,876
General and administrative expenses	66,080	66,938
Exchange gain	(3,427)	(2,240)
Amortization expenses	7,927	8,565
Restructuring and other charges	5,510	18,213

Total operating expenses	140,489	171,115

Operating loss	(5,356)	(28,212)
Operating margin %	-2%	-9%

Other income (loss), net	30,160	(7,027)

Income (loss) before income taxes	24,804	(35,239)
Income tax expense	(11,438)	(4,847)

Income (loss) from continuing operations	13,366	(40,086)
Loss from operations of discontinued subsidiaries, net of tax	—	—

Net income (loss)	13,366	(40,086)
Net (income) loss attributable to noncontrolling interest	(1,505)	(514)

Net income (loss) attributable to controlling interest	$11,861	$(40,600)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.29	$(1.15)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.29	$(1.15)

Weighted average number of common shares outstanding - basic	35,402,831	35,227,368

Weighted average number of common shares outstanding - diluted	36,146,564	35,227,368

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Computation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

Table 5

	Three months ended
	September 30, 2010	December 31, 2010
OPERATING ACTIVITIES:
Net loss	$(5,993)	$(23,339)
Adjustments to reconcile net loss to net cash provided by operating activities
Loss on disposal of property and equipment	133	196
Gain on disposal of available-for-sale securities	(373)	(317)
Bad debt expense	774	1,405
Amortization expense	6,813	5,917
Depreciation expense	1,695	1,617
Stock compensation expenses	1,464	1,270
Deferred income tax provision	(2,455)	2,133
Exchange gain	(1,139)	(543)
Non-cash restructuring and other charges	58	6,698
Intangibles impairment	—	9,881
Cost investments impairment	—	936
Amortization of debt issuance costs	87	87
Interest expense	1,535	1,052
Changes in operating assets and liabilities:
Accounts receivable	5,214	1,963
Deposits, prepayments and other receivables	(782)	1,403
Other assets	200	(1,674)
Accounts payable	49	2,746
Accrued liabilities	(1,915)	282
Deferred revenue	(2,404)	1,917
Income tax payable	3,395	(1,999)
Other liabilities	572	(2,686)

Net cash provided by operating activities	6,928	8,945

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	216	(16)
Payments for prior year acquisitions	(780)	(320)
Purchase of property, plant & equipment	(670)	(304)
Purchases of intangible assets	(9)	—
Disposal (acquisition) of cost method investments	372	2,386
Investment in cost method investees	(148)	1,057
Proceeds from disposal of available-for-sale securities	—	(1,427)

Net cash provided by (used in) investing activities	(1,019)	1,376

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	178	(178)
Short-term borrowings (repayments)	(7,208)	(357)
Payment for capital lease obligations	(92)	(24)
Purchase of CDC Software shares	(1,712)	(2,214)
Purchases of treasury stock	(843)	187
Dividend distribution by China.com	(2,553)	(369)
Other financing	1,266	(1,395)

Net cash used in financing activities	(10,964)	(4,350)

Effect of exchange differences on cash	2,318	2,539

Net increase (decrease) in cash	(2,737)	8,511
Cash at beginning of period	93,655	90,918

Cash at end of period	$90,918	$99,429

CDC Corporation

Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

Table 6

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
	Unaudited	Unaudited	Audited	Unaudited
OPERATING ACTIVITIES:
Net income (loss)	$(3,997)	$(23,339)	$13,366	$(40,086)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	65	196	291	346
Loss on disposal of available-for-sale securities	(2,202)	(317)	(2,173)	(1,669)
Gain on equity investments	512	—	512	—
Gain on purchase of convertible notes	(38,184)	—	(38,184)	—
Bad debt expense	1,274	1,405	2,358	2,557
Amortization expense	7,104	5,917	27,519	26,501
Depreciation expense	1,710	1,617	6,985	6,730
Stock compensation expenses	2,324	1,270	6,539	5,382
Deferred income tax provision	1,776	2,133	8,685	1,971
Exchange gain	(1,395)	(543)	(3,427)	(2,240)
Intangibles impairment	—	9,881	—	9,881
Cost investments impairment	185	936	185	936
Non-cash restructuring and other charges	731	6,698	4,063	7,396
Amortization of debt issuance costs and debt discount on convertible notes	(2,257)	87	2,055	232
Fair market value adjustment on convertible notes	38,687	—	5,012	—
Interest income	51	—	—	—
Interest expense	849	1,052	849	5,752
Changes in operating assets and liabilities:
Accounts receivable	(9,040)	1,963	16,710	6,082
Deposits, prepayments and other receivables	1,650	1,403	408	(210)
Other assets	(533)	(1,674)	(1,145)	(1,260)
Accounts payable	(414)	2,746	(1,831)	(582)
Accrued liabilities	2,795	282	(9,996)	(5,700)
Deferred revenue	2,485	1,917	(5,960)	(3,108)
Income tax payable	1,800	(1,999)	(1,533)	595
Other liabilities	(562)	(2,686)	(441)	(1,903)

Net cash provided by operating activities	5,414	8,945	30,847	17,603

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(25,532)	(16)	(26,856)	(23,121)
Payments for prior year acquisitions	—	(320)	(944)	(3,200)
Purchase of property, plant & equipment	(349)	(304)	(3,371)	(1,405)
Purchases of intangible assets	202	—	(51)	(1,222)
Payment for capitalized software	(556)	—	(3,556)	—
Disposal (acquisition) of cost method investments	—	2,386	(1,226)	4,152
Purchase of available-for-sale securities	(803)	—	(803)	(688)
Investment in cost method investees	—	1,057	(38)	(1,011)
Proceeds from disposal of available-for-sale securities	7,225	(1,427)	33,577	—
Change in restricted cash	(160)	—	3,502	686

Net cash provided by (used in) investing activities	(19,973)	1,376	234	(25,809)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	184	(178)	52,728	—
Proceeds from bank loans	1,027		1,027	—
Short-term borrowings (repayments)	(4,601)	(357)	(12,469)	2,322
Purchase of convertible notes	(1,050)	—	(101,721)	—
Debt issuance costs	—	—	—	(1,389)
Payment for capital lease obligations	(109)	(24)	(569)	(523)
Purchase of CDC Software shares	(969)	(2,214)	(969)	(6,839)
Purchases of treasury stock	(623)	187	(1,973)	(1,354)
Dividend distribution by China.com	(5,454)	(369)	(18,972)	(2,922)
Other financing	—	(1,395)	—	(129)

Net cash used in financing activities	(11,595)	(4,350)	(82,918)	(10,834)

Effect of exchange differences on cash	(119)	2,539	1,434	3,178

Net increase (decrease) in cash	(26,273)	8,511	(50,403)	(15,861)
Cash at beginning of period	141,563	90,918	165,693	115,290

Cash at end of period	$115,290	$99,429	$115,290	$99,429

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

Table 7

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(3,058)	$(20,146)
Add back restructuring and other charges	(18)	17,515
Add back depreciation expense	1,695	1,617
Add back amortization expense	2,194	2,090
Add back amortization expense included in cost of revenue	4,619	3,827
Add back stock compensation expenses	1,464	1,270
Subtract exchange gain	(1,139)	(543)
Add back deferred revenue grind (1)	1,194	831

Adjusted EBITDA	$6,951	$6,461

Adjusted EBITDA margin %	9%	8%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$3,852	$(2,459)
Add back restructuring and other charges	(376)	4,952
Add back depreciation expense	869	815
Add back amortization expense	1,350	1,408
Add back amortization expense included in cost of revenue	3,515	3,318
Add back stock compensation expenses	764	619
Subtract exchange gain	(1,105)	(444)
Add back deferred revenue grind (1)	1,194	831

Adjusted EBITDA	$10,063	$9,040

Adjusted EBITDA margin %	19%	16%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,598)	$(14,732)
Add back restructuring and other charges	1,457	12,666
Add back depreciation expense	84	88
Add back amortization expense	605	446
Add back amortization expense included in cost of revenue	4	8
Add back stock compensation expenses	135	138
Add back exchange loss	1	1

Adjusted EBITDA	$(312)	$(1,385)

Adjusted EBITDA margin %	-2%	-9%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$(1,061)	$1,237
Add back restructuring and other charges	139	311
Add back depreciation expense	709	674
Add back amortization expense included in cost of revenue	1,100	501
Add back stock compensation expenses	165	154

Adjusted EBITDA	$1,052	$2,877

Adjusted EBITDA margin %	16%	40%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2010	December 31, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$(515)	$234
Add back depreciation expense	33	40
Add back stock compensation expenses	210	169

Adjusted EBITDA	$(272)	$443

Adjusted EBITDA margin %	-9%	10%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30, 2010	December 31, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from operations
Operating loss	$(2,736)	$(4,426)
Add back restructuring and other charges	(1,238)	(414)
Add back amortization expense	239	236
Add back stock compensation expenses	190	190
Subtract exchange gain	(35)	(100)

Adjusted EBITDA	$(3,580)	$(4,514)

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

Table 8

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(3,000)	$(20,146)	$(5,356)	$(28,212)
Add back restructuring and other charges	2,178	17,515	5,510	18,213
Add back depreciation expense	1,785	1,617	6,985	6,730
Add back amortization expense	2,033	2,090	7,927	8,565
Add back amortization expense included in cost of revenue	8,189	3,827	22,710	17,936
Add back stock compensation expenses	2,414	1,270	6,539	5,382
Subtract exchange gain	(1,395)	(543)	(3,427)	(2,240)
Add back deferred revenue grind (1)	632	831	632	4,672

Adjusted EBITDA (2)	$12,836	$6,461	$41,520	$31,046

Adjusted EBITDA margin %	15%	8%	13%	10%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$5,889	$(2,459)	$27,656	$7,891
Add back restructuring and other charges	1,176	4,952	3,351	5,378
Add back depreciation expense	750	815	3,122	3,335
Add back amortization expense	1,151	1,408	4,533	5,334
Add back amortization expense included in cost of revenue	3,584	3,318	14,408	14,115
Add back stock compensation expenses	909	619	2,041	2,379
Subtract exchange gain	(39)	(444)	(2,093)	(2,081)
Add back deferred revenue grind (1)	632	831	632	4,672

Adjusted EBITDA (2)	$14,052	$9,040	$53,650	$41,023

Adjusted EBITDA margin %	26%	16%	26%	19%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,612)	$(14,732)	$(9,559)	$(20,164)
Add back restructuring and other charges	1,523	12,666	6,776	17,911
Add back depreciation expense	99	88	319	328
Add back amortization expense	645	446	2,425	2,337
Add back amortization expense included in cost of revenue	1	8	18	13
Add back stock compensation expenses	267	138	857	473
Add back exchange loss	—	1	6	3

Adjusted EBITDA	$(77)	$(1,385)	$842	$901

Adjusted EBITDA margin %	0%	-9%	1%	1%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$(5,320)	$1,237	$(11,203)	$(1,806)
Add back restructuring and other charges	20	311	627	138
Add back depreciation expense	793	674	3,124	2,859
Add back amortization expense	—	—	22	—
Add back amortization expense included in cost of revenue	4,604	501	8,284	3,808
Add back stock compensation expenses	366	154	1,126	657

Adjusted EBITDA	$463	$2,877	$1,980	$5,656

Adjusted EBITDA margin %	7%	40%	7%	20%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$1,683	$234	$(381)	$(1,192)
Add back depreciation expense	129	40	367	190
Add back stock compensation expenses	353	169	1,125	614
Subtract exchange loss (gain)	(1,356)	—	(1,356)	—

Adjusted EBITDA	$809	$443	$(245)	$(388)

Adjusted EBITDA margin %	20%	10%	-2%	-3%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,640)	$(4,426)	$(11,869)	$(12,941)
Add back restructuring and other charges	(542)	(414)	(5,244)	(5,214)
Add back depreciation expense	14	—	53	18
Add back amortization expense	237	236	947	894
Add back stock compensation expenses	519	190	1,390	1,259
Add (subtract) exchange loss (gain)	—	(100)	16	(162)

Adjusted EBITDA	$(2,412)	$(4,514)	$(14,707)	$(16,146)

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.
(2)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for 2009 and 2010:

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010

Subtract capitalized software credit	$(556)	$—	$(3,556)	$—

CDC Corporation

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars)

Table 9

	Three months ended
	December 31, 2009	September 30, 2010	December 31, 2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net loss attributable to controlling interest	$(4,677)	$(6,100)	$(23,030)
Subtract gain from operations of discontinued subsidiaries, net of tax	(409)	—	—
Add back restructuring and other charges	2,178	(18)	17,515
Add back amortization expense	2,033	2,194	2,090
Add back amortization expense included in cost of revenue	8,184	4,619	3,827
Add back stock based compensation	2,414	1,464	1,270
Subtract capitalized software credits	(556)	—	—
Subtract exchange gain	(1,395)	(1,139)	(543)
Add back deferred revenue grind	632	1,194	831
Add back non cash tax expense	3,248	493	231
Tax affect on all reconciling items @ 31%	(4,467)	(2,930)	(7,915)

Non-GAAP net income (loss)	$7,185	$(223)	$(5,724)

Non-GAAP net income (loss) as % of revenue	9%	-2%	-7%

Weighted average number of common shares outstanding - basic	35,350,423	35,162,009	35,207,424
Weighted average number of common shares outstanding - diluted	36,106,591	35,162,009	35,207,424

Non-GAAP net income per share - basic	$0.20	$(0.01)	$(0.16)
Non-GAAP net income per share - diluted	$0.20	$(0.01)	$(0.16)

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

Table 10

	Three months ended December 31, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Licenses	$10,511	$106	$—	$—	$—	$10,617
Maintenance	25,343	—	—	—	—	25,343
Professional services	15,800	15,971	—	—	—	31,771
Hardware	2,056	1,491	—	—	—	3,547
SaaS	616	—	—	—	—	616
New media	—	—	7,011	4,068	—	11,079

Total consolidated revenue	$54,326	$17,568	$7,011	$4,068	$—	$82,973

	Three months ended September 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Licenses	$9,006	$43	$—	$—	$—	$9,049
Maintenance	25,240	—	—	—	—	25,240
Professional services	14,702	17,251	—	—	(2,750)	29,203
Hardware	567	1,326	—	—	—	1,893
SaaS	3,492	—	—	—	—	3,492
New media	—	—	6,384	3,095	—	9,479

Total consolidated revenue	$53,007	$18,620	$6,384	$3,095	$(2,750)	$78,356

	Three months ended December 31, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Licenses	$10,138	$8	$—	$—	$—	$10,146
Maintenance	26,208	—	—	—	—	26,208
Professional services	15,520	15,893	—	—	(2,922)	28,491
Hardware	1,230	1,660	—	—	—	2,890
SaaS	3,654	—	—	—	—	3,654
New media	—	—	7,251	4,441	—	11,692

Total consolidated revenue	$56,750	$17,561	$7,251	$4,441	$(2,922)	$83,081

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Twelve months ended December 31, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Licenses	$33,085	$1,269	$—	$—	$—	$34,354
Maintenance	99,775	—	—	—	—	99,775
Professional services	66,666	69,251	—	—	—	135,917
Hardware	3,757	4,629	—	—	—	8,386
SaaS	616	—	—	—	—	616
New media	—	—	28,890	12,180	—	41,070

Total consolidated revenue	$203,899	$75,149	$28,890	$12,180	$—	$320,118

	Twelve months ended December 31, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Licenses	$35,884	$136	$—	$—	$—	$36,020
Maintenance	100,184	—	—	—	—	100,184
Professional services	62,144	64,897	—	—	(7,469)	119,572
Hardware	3,845	5,153	—	—	—	8,998
SaaS	10,819	—	—	—	—	10,819
New media	—	—	28,714	13,532	—	42,246

Total consolidated revenue	$212,876	$70,186	$28,714	$13,532	$(7,469)	$317,839

CDC Corporation

Unaudited Reconciliation From GAAP Cash to Non-GAAP Cash

(Amounts in thousands of U.S. dollars)

Table 11

December 31, 2010
(a) Non-GAAP Cash and Cash Equivalents Reconciliation
Cash	$99,429
Add restricted cash	140
Add available for sale securities - current	985
Investments (1)	11,268

Non-GAAP cash and cash equivalents	$111,822

(1) - Excludes investments of $675 in franchise and strategic cloud investment partners at December 31, 2010.

CDC Corporation

Unaudited Basic and Diluted Earnings (Loss) Per Share Computation

(Amounts in thousands of U.S. dollars except share and per share data)

Table 12

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
Numerator for earnings (loss) attributable to controlling interest per common share:
Net income (loss)	$(4,407)	$(23,030)	$13,366	$(40,086)
Net adjustments for (income) loss attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	(679)	308	(1,505)	(514)

Adjusted income (loss)	(5,086)	(22,722)	11,861	(40,600)
Amount allocated to convertible notes (2)	—	—	(1,208)	—

Net income (loss) attributable to controlling interest	$(5,086)	$(22,722)	$10,653	$(40,600)

Numerator for earnings (loss) attributable to controlling interest per common share:
Net income (loss) attributable to controlling interest	$(4,677)	$(22,722)	$10,653	$(40,600)

Denominator:
Weighted average number of common shares outstanding - basic	35,350,423	35,207,424	35,402,831	35,227,368
Employee compensation related to common shares including stock options	756,168	—	743,733	—

Weighted average number of common shares outstanding - diluted	36,106,591	35,207,424	36,146,564	35,227,368

Per share amounts:
Earnings (loss) attributable to controlling interest per common share - basic and dilutive	$(0.14)	$(0.65)	$0.29	$(1.15)

Earnings (loss) attributable to controlling interest per common share - basic and dilutive	$(0.13)	$(0.65)	$0.29	$(1.15)

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any.
(2)	Income has been allocated to common stock and convertible notes based on their respective rights to share in dividends. In accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company’s convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.

CDC Corporation

Unaudited Reconciliation of GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

Table 13

	Three Months Ended December 31, 2009
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue

Software	$54,326	$632	$54,958
Global Services	17,568	—	17,568
CDC Games	7,011	—	7,011
China.com	4,068	—	4,068

Total revenue	$82,973	$632	$83,605

	Three Months Ended September 30, 2010
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue

Software	$53,007	$1,194	$54,201
Global Services	15,870	—	15,870
CDC Games	6,384	—	6,384
China.com	3,095	—	3,095

Total revenue	$78,356	$1,194	$79,550

	Three Months Ended December 31, 2010
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue

Software	$56,750	$831	$57,581
Global Services	14,639	—	14,639
CDC Games	7,251	—	7,251
China.com	4,441	—	4,441

Total revenue	$83,081	$831	$83,912

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Corporation

Unaudited Reconciliation of GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

Table 14

	Twelve Months Ended December 31, 2009
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue

Software	$203,899	$632	$204,531
Global Services	75,149	—	75,149
CDC Games	28,890	—	28,890
China.com	12,180	—	12,180

Total revenue	$320,118	$632	$320,750

	Twelve Months Ended December 30, 2010
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue

Software	$212,876	$4,672	$217,548
Global Services	62,717	—	62,717
CDC Games	28,714	—	28,714
China.com	13,532	—	13,532

Total revenue	$317,839	$4,672	$322,511

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.